[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

February 3, 2014

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief
Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
Patricia Armelin, Associate Chief Accountant
Ted Moskovitz, Legal Examiner
Kevin Kuhar, Staff Accountant

Re:	Inogen, Inc.
Supplemental Submission Dated February 3, 2014
Amendment No. 2 to Registration Statement on Form S-1
Filed January 16, 2014
File No. 333-192605

Ladies and Gentlemen:

On behalf of Inogen, Inc. (the “Company”) and in connection with the submission of our letter dated January 28, 2014 (the “Response Letter”), relating to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-192605 (the “Registration Statement”), we supplementally submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in order to assist the Staff to further understand the Company’s revenue recognition practices and clarify the Company’s response to comment 8 in the Response Letter.

For the convenience of the Staff, we are providing the Staff with copies of this letter by courier.

Based on recent communications, the Company believes that the Staff may benefit from additional information regarding the Company’s policies and procedures surrounding its patient lease contracts. The Company understands that the Staff is not clear that the Company undertakes consistent processes to analyze the lease contracts, on a patient by patient basis, prior to inception of each lease contract and at each subsequent 30-day period.

United States Securities and Exchange Commission

February 3, 2014

The Company respectfully advises the Staff that before the Company enters into a lease agreement with a patient, the Company verifies:

•	The patient’s insurance information, including: eligibility, coverage amounts for oxygen services, if there is a capped rental, and how many months the patient has already used of their current 36-month reimbursement period;

•	The patient’s medical need for oxygen, including: reason for diagnosis, oxygen testing, oxygen evaluation, flow rate required, alternative treatment measures that have been considered, and if the patient needs stationary and/or ambulatory oxygen and that all conditions are in compliance with the patient’s policies for coverage;

•	An eligible doctor’s confirmation through an appropriate Certificate of Medical Necessity (CMN) that the patient can enter into a lease agreement with the Company, including a signed written order and confirmation of their medical history as it relates to oxygen therapy; and

•	The patient wants to enter into a lease agreement with the Company and understands his or her financial obligations and the terms of the lease, including that the patient can only have oxygen from one provider so they must cancel their lease if they are currently receiving oxygen services from another company.

At each subsequent 30-day period, the Company verifies the following:

•	The CMN on file is still active and appropriate, including whether any changes to the patient’s medical need, location, or doctor would trigger the need for new documentation, evaluation, or a new CMN;

•	The patient still lives in an area that the Company services;

•	The patient is still alive;

•	The patient has not informed the Company that he has entered the hospital, hospice, a skilled nursing facility, or exercised the patient’s discretion to elect to use another oxygen service provider;

•	There is no denial on file for previous monthly leases that should be resolved prior to billing for the following 30-day period;

•	The patient has not informed the Company that he is not using oxygen products as prescribed by his physician; and

•	The patient has not informed the Company, or the Company has not determined, that the patient has changed insurance carriers.

United States Securities and Exchange Commission

February 3, 2014

These processes attempt to determine the eligibility (or continued eligibility) of a patient for the Company’s services. The Company is limited in terms of the full set of patient information available because of laws protecting patient privacy and the fact that the physician prescribing oxygen therapy often does not know, and may not disclose to the Company, important health information (e.g., comorbidities, disease progression and other conditions) that could impact the patient’s use of the Company’s equipment. Similarly, the Company is not able to predict when a patient will succumb to disease, cease to be ambulatory, move to a nursing or skilled hospital facility or leave his current Medicare jurisdiction to be with family and other caregivers. As a result, the Company is unable to predict, based on legally available information, for how many 30-day periods the patient will remain on service. Additionally, these limitations on the availability of information prevent the Company from concluding that the bargain renewal option is reasonably assured at any 30-day renewal period.

* * *

Please direct your questions or comments regarding this supplemental letter to me at (858) 350-2350 or Martin J. Waters at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Zachary B. Myers

Zachary B. Myers

cc:	Alison Bauerlein, Inogen, Inc.
Raymond Huggenberger, Inogen, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati
B. Shayne Kennedy, Latham & Watkins LLP
Timothy Clackett, BDO USA LLP
Scott Hammon, Macias Gini & O’Connell LLP